SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Q2 05 Earnings Results

I.	Performance in Q2 2005 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q2 05	Q1 05	Q2 04	QoQ	YoY
Quarterly Results
Revenues	2,308	2,064	2,332	11.8%	-1.0%
Operating Income	29	-135	771	—	-96.2%
Ordinary Income	1	-157	750	—	-99.9%
Net Income	41	-79	701	—	-94.2%

II.	Event of Q2 2005 Earnings Results

1. Provider of Information: IR team

2. Participants:	Institutional investors, securities analysts, etc.

3. Event:	Q2 05 Earnings Results

4. Date & Time:	4:30 p.m. (Korea Time) on July 11, 2005 in Korean
9:00 p.m. (Korea Time) on July 11, 2005 in English

5. Venue & Method:	1) Earnings release conference in Korean:

- Conference room, Korea Exchange (21st floor, New building)

2) Conference call in English:

- Please refer to IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

6. Contact Information

1)	Head of Disclosure:	Dong Joo Kim, Vice President, Finance & Risk Management Department (82-2-3777-0702)

2)	Main Contact for Disclosure-related Matters:

Jaeho Park, Assistant Manager, Financing Team (82-2-3777-1053)

3)	Relevant Team: IR team (82-2-3777-1010)

III.	Remarks

1.	Please note that the presentation materials for Q2 05 Earnings Results are attached as an appendix and accessible on IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

2.	Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q2 05 are unaudited and unreviewed. They are provided for the convenience of investors and can be subject to change.

*	The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

(Unit: KRW B)

Item	Q2 05	Q1 05	Q2 04	QoQ	YoY
Quarterly Results
Revenues	2,308	2,064	2,330	11.8%	-0.9%
Operating Income	36	-126	773	—	-95.3%
Ordinary Income	3	-148	759	—	-99.6%
Net Income	38	-95	711	—	-94.7%

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q2 05	Q1 05	Q2 04	QoQ	YoY
Quarterly Results
Revenues	2,029	1,770	2,277	14.6%	-10.9%
Operating Income	28	-162	771	—	-96.4%
Ordinary Income	1	-163	748	—	-99.9%
Net Income	41	-79	701	—	-94.2%

Attached:	1) Press Release

2) Presentation Material

Attachment 1. Press Release

LG.PHILIPS LCD REPORTS SECOND QUARTER 2005 RESULTS

SEOUL, Korea July 11, 2005 – LG.Philips LCD [NYSE: LPL, KRX: 034220], one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ended June 30, 2005. Amounts in Korean Won are translated into US dollars at the noon buying rate in effect on June 30, 2005, which was KRW 1,034.5 per US dollar.

•	Sales in the second quarter of 2005 increased by 12% to KRW 2,308 billion (USD 2,231 million) from sales of KRW 2,064 billion (USD 1,995 million) in the first quarter of 2005 and decreased 1% compared to KRW 2,332 billion (USD 2,254 million) in the second quarter of 2004. Second quarter 2005 sales were led by increased shipments of large and wide LCD TV panels, desktop monitor panels, and notebook panels.

•	Operating income in the second quarter of 2005 swung to an operating profit of KRW 29 billion (USD 28 million) from a loss of KRW 135 billion (USD 130 million) in the first quarter of 2005, compared to an operating profit of KRW 771 billion (USD 745 million) in the second quarter of 2004.

•	EBITDA in the second quarter of 2005 increased by 64% to KRW 442 billion (USD 427 million) from KRW 269 billion (USD 260 million) in the first quarter of 2005. EBITDA in the second quarter of 2005 decreased by 57% from KRW 1,034 billion (USD 1,000 million) in the second quarter of 2004.

•	Net income in the second quarter of 2005 swung to a profit of KRW 41 billion (USD 40 million) from a loss of KRW 79 billion (USD 76 million) in the first quarter of 2005, compared to a net profit of KRW 701 billion (USD 678 million) in the second quarter of 2004.

“In this dynamically expanding industry, LG.Philips LCD continues to be the number one provider of large TFT-LCD panels, with a large panel revenue market share of 24.2% in the second quarter according to DisplaySearch,” said Bon Joon Koo, Vice Chairman and CEO of LG.Philips LCD. “In the second quarter, we were encouraged by the growth in shipments of LCD TV panels and remain committed to executing our leadership strategy. Furthermore, our notable accomplishments during the quarter included signing a new supply agreement with HP for TFT-LCD panels, as well as receiving the Society of Information Display ‘Display of the Year Award’ for the second consecutive year and DisplaySearch’s overall ‘Customer Satisfaction Award’ for the fourth consecutive year.”

1

Second Quarter Financial Review

Revenue and Cost

Revenues in the three-month period ended June 30, 2005 decreased by 1.0% to KRW 2,308 billion (USD 2,231 million) from KRW 2,332 billion (USD 2,254 million) in the corresponding period in 2004, as increases in shipments mostly offset the effect of decreases in panel prices. TFT-LCD panels for desktop monitors, notebook computers, TVs and “other applications” accounted for 53%, 18%, 24% and 5%, respectively, on a revenue basis in the second quarter of 2005, compared to 56%, 18%, 22% and 4%, respectively, on a revenue basis in the first quarter of 2005.

Overall, LG.Philips LCD shipped a total of 1,096,000 square meters of net display area in the second quarter of 2005, a 14% sequential quarterly increase, with an average selling price per square meter of net display area of USD 2,062. This represents a decline in the average selling price per square meter of net display area of approximately 1.1% compared to the average of the first quarter of 2005 and an increase of 1.6% at the end of the second quarter as compared to the end of the first quarter of 2005.

Total cost of goods sold increased to KRW 2,169 billion (USD 2,097 million), or 46% year-on-year and 3% compared to the first quarter of 2005, primarily as a result of increased shipments. The cost of goods sold per square meter of net display area shipped was KRW 1,980 thousand (USD 1,913) for the second quarter of 2005, down 9.8% from the first quarter of 2005.

“In the second quarter we experienced increased demand for monitor and LCD TV panels,” said Ron Wirahadiraksa, President and Chief Financial Officer of LG.Philips LCD. “In anticipation of this demand, we continued the successful ramp-up of our P6 facility. TV panel shipments have benefited from LCD TV sets approaching more attractive ‘sweet spot’ prices. We have already taken a leading position in this segment and we expect to further strengthen our market position in the second half of 2005 as demand grows. As our ‘P6’ facility approaches its design capacity in Q3, we also expect further progress on our cost down efforts, especially for large and wide panels.”

Liquidity

As of June 30, 2005, LG.Philips LCD had KRW 1,331 billion (USD 1,287 million) of cash and cash equivalents. Total debt was KRW 3,589 billion (USD 3,469 million), with a net-debt-to-equity ratio of 40% as of June 30, 2005.

Capital Spending

Capital expenditures in the second quarter of 2005 increased to KRW 969 billion (USD 937 million) from KRW 453 billion (USD 438 million) in the first quarter of 2005, and from KRW 1,239 billion (USD 1,198 million) in the second quarter of 2004. Our capital expenditures for the second quarter of 2005 were mainly used for P6 and P7.

2

Utilization and Capacity

Total input capacity on an area basis increased approximately 11.4% in the second quarter compared to the first quarter, due mainly to the ongoing ramp-up of P6. P6 averaged 72,000 input sheets per month for the second quarter of 2005.

Outlook

The following expectations are based on current information as of July 11, 2005. The Company does not expect to update its expectations until next quarter’s earnings release. However, the Company may update its full business outlook, or any portion thereof, at any time for any reason.

“We expect the business environment to continue strengthening in the second half of 2005,” commented Mr. Wirahadiraksa. “For the third quarter of 2005, we believe our area shipments will increase by a mid teen percentage quarter-on-quarter due to continued growth in the monitor and TV segments. We expect a single digit percentage increase in our average sales price per square meter of net display area shipped at the end of the third quarter of 2005 as compared to the end of the second quarter of 2005. We continue to lead the TFT-LCD market expansion and remain well positioned with the ramp up of our P6 facility and the construction of our P7 facility. Our CAPEX guidance for 2005 remains unchanged from the previous quarter’s guidance. At this stage, we estimate our preliminary CAPEX for 2006 to be in the range of KRW 3.5 trillion to KRW 4.5 trillion.”

Earnings Conference and Conference Call

LG.Philips LCD will hold a Korean language earnings conference on July 11, 2005 at 4:30 p.m. Korea Standard Time on the 21st floor of the Korea Exchange (KRX). An English language conference call will follow at 9:00 p.m. Korea Standard Time 8:00 p.m. EST and 1:00 p.m. GMT. The call-in number is 02-3288-5446 for callers in Korea and +82-2-3288-5446 for callers outside of Korea. The confirmation number is 4590#. Corresponding slides will be available at the Investor Relations section of the LG.Philips LCD website. http://www.lgphilips-lcd.com

Investors can listen to the conference call over the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the website at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 02-3288-5446 for callers in Korea and +82-2-3288-5446 for callers outside of Korea. The confirmation number for the replay is 4591# (Press 2005042719 when asked for the authorization number.)

3

About LG.Philips LCD

LG.Philips LCD [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates six fabrication facilities in Korea and has approximately 15,000 employees in locations around the world.

For more information about the Company, please visit http://www.lgphilips-lcd.com. LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:
Jay Hong [Korea]	Monica Huang [USA]
LG.Philips LCD	Sloane & Company
Tel: +822-3777-1010	Tel: +1-212-446-1874
Email: jay.hong@lgphilips-lcd.com	Email: Mhuang@sloanepr.com

Media Contacts:
Elliot Sloane [USA]	Sue Kim [Korea]
Sloane & Company	LG.Philips LCD
Tel: +1-212-446-1860	Tel: +822-3777-0970
Email: ESloane@sloanepr.com	Email: sue.kim@lgphilips-lcd.com

4

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2005				2004
	Three months ended Jun 30		Six months ended Jun 30		Three months ended Jun 30		Six months ended Jun 30
NET REVENUES	2,308,330	100%	4,372,376	100%	2,332,230	100%	4,520,243	100%
Cost of goods sold	(2,168,882)	-94%	(4,270,896)	-98%	(1,486,762)	-64%	(2,904,764)	-64%

GROSS PROFIT	139,448	6%	101,480	2%	845,468	36%	1,615,479	36%

Selling, general & administrative	(109,962)	-5%	(206,570)	-5%	(74,475)	-3%	(145,440)	-3%

OPERATING INCOME	29,486	1%	(105,090)	-2%	770,993	33%	1,470,039	33%

Interest income	12,050	1%	21,041	0%	3,835	0%	7,771	0%
Interest expense	(29,849)	-1%	(50,721)	-1%	(8,177)	0%	(25,690)	-1%
Foreign exchange gain (loss), net	(9,454)	0%	(18,984)	0%	(4,832)	0%	(16,180)	0%
Others, net	(1,698)	0%	(3,062)	0%	(12,228)	-1%	(7,105)	0%

Total other income (expense)	(28,951)	-1%	(51,726)	-1%	(21,402)	-1%	(41,204)	-1%

INCOME BEFORE INCOME TAX EXPENSE	535	0%	(156,816)	-4%	749,591	32%	1,428,835	32%

Income tax expense	40,509	2%	119,030	3%	(48,360)	-2%	(99,680)	-2%

NET INCOME (LOSS)	41,044	2%	(37,786)	-1%	701,231	30%	1,329,155	29%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2005				2004
	Jun 30		Mar 31		Jun 30		Mar 31
ASSETS
Current assets:
Cash and cash equivalents	1,330,973	11%	1,350,492	12%	559,936	7%	542,257	7%
Trade accounts and notes receivable	1,215,026	10%	1,098,624	10%	1,342,193	7%	1,247,435	17%
Inventories	721,298	6%	736,916	7%	452,856	16%	378,665	5%
Other receivables and assets	299,725	3%	351,035	3%	147,773	2%	174,491	2%
Total current assets	3,567,022	30%	3,537,067	32%	2,502,758	30%	2,342,848	32%

Investments and other non-current assets	350,716	3%	307,355	3%	138,611	2%	149,372	2%
Property, plant and equipment, net	7,754,666	65%	7,007,543	64%	5,534,821	66%	4,583,751	63%
Other Intangible assets, net	171,311	1%	182,626	2%	200,832	2%	211,168	3%

Total assets	11,843,715	100%	11,034,591	100%	8,377,022	100%	7,287,139	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	631,798	5%	550,652	5%	575,421	7%	570,355	8%
Trade accounts and notes payable	651,783	6%	612,242	6%	438,438	5%	403,063	6%
Other payables and accrued liabilities	1,836,142	16%	1,666,845	15%	1,438,639	17%	1,387,802	19%

Total current liabilities	3,119,723	26%	2,829,739	26%	2,452,498	29%	2,361,220	32%

Long-term debt	2,957,417	25%	2,478,725	22%	1,648,543	20%	1,351,729	19%
Reserves for pension	54,160	0%	42,352	0%	39,347	0%	28,564	0%

Total liabilities	6,131,300	52%	5,350,816	48%	4,140,388	49%	3,741,513	51%

Common Stock and additional paid-in capital	2,668,718	23%	2,638,850	24%	1,450,000	17%	1,450,000	20%
Accumulated result	3,053,889	26%	3,012,845	27%	2,765,385	33%	2,064,005	28%
Capital adjustment	(10,192)	0%	32,080	0%	21,249	0%	31,621	0%

Shareholders’ equity	5,712,415	48%	5,683,775	52%	4,236,634	51%	3,545,626	49%

Total liabilities and shareholders’ equity	11,843,715	100%	11,034,591	100%	8,377,022	100%	7,287,139	100%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2005		2004
	Three months ended Jun 30	Six months ended Jun 30	Three months ended Jun 30	Six months ended Jun 30
Net Income	41,044	(37,786)	701,231	1,329,155
Depreciation	411,549	814,200	269,446	541,219
Amortization	11,582	23,128	11,464	22,776
Others	31,379	48,873	22,964	28,386

Operating Cash Flow	495,554	848,415	1,005,105	1,921,536
Net Change in Working Capital	(123,032)	(393,083)	(45,836)	(218,698)

Change in accounts receivable	(98,702)	(309,121)	(87,252)	(211,099)
Change in inventory	15,690	84,063	(70,670)	(112,160)
Change in accounts payable	36,217	67,412	40,492	34,708
Change in others	(76,237)	(235,437)	71,594	69,853

Cash Flow from Operation	372,522	455,332	959,269	1,702,838
Capital Expenditures	(968,719)	(1,421,392)	(1,239,074)	(1,969,475)

Acquisition of PP&E	(965,886)	(1,415,708)	(1,224,352)	(1,969,684)
(Delivery)	(1,160,525)	(2,070,414)	(1,221,475)	(2,127,711)
(Other account payables)	194,639	654,706	(2,877)	158,027
Intangible assets investment	(266)	(2,427)	(1,096)	(1,096)
Others	(2,567)	(3,257)	(13,626)	1,305

Cash Flow before Financing	(596,197)	(966,060)	(279,805)	(266,637)
Cash Flow from Financing Activities	576,678	935,794	297,484	322,627
Proceeds from IPO	0	0	0	0

Net Cash Flow	(19,519)	(30,266)	17,679	55,990

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

( In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2005				2004
	Three months ended Jun 30		Six months ended Jun 30		Three months ended Jun 30		Six months ended Jun 30
REVENUE	2,308,330	100%	4,372,376	100%	2,330,470	100%	4,518,483	100%
Cost of goods sold	(2,159,070)	-94%	(4,249,213)	-97%	(1,468,752)	-63%	(2,880,408)	-64%

GROSS PROFIT	149,260	6%	123,163	3%	861,718	37%	1,638,075	36%

Selling, general & administrative	(113,148)	-5%	(212,557)	-5%	(88,399)	-4%	(157,200)	-3%

OPERATING INCOME	36,112	2%	(89,394)	-2%	773,319	33%	1,480,875	33%

Interest income	12,050	1%	21,041	0%	3,835	0%	7,771	0%
Interest expense	(30,878)	-1%	(53,698)	-1%	(9,630)	0%	(26,962)	-1%
Foreign exchange gain (loss), net	(14,797)	-1%	(23,448)	-1%	(8,314)	0%	(12,045)	0%
Others, net	315	0%	494	0%	36	0%	586	0%

Total other income (expense)	(33,310)	-1%	(55,611)	-1%	(14,073)	-1%	(30,650)	-1%

INCOME BEFORE INCOME TAX EXPENSE	2,802	0%	(145,005)	-3%	759,246	33%	1,450,225	32%

Income tax expense	35,632	2%	88,930	2%	(48,673)	-2%	(99,985)	-2%

NET INCOME (LOSS)	38,434	2%	(56,075)	-1%	710,573	30%	1,350,240	30%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

( In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2005				2004
	Jun 30		Mar 31		Jun 30		Mar 31
ASSETS
Current assets:
Cash and cash equivalents	1,330,973	11%	1,350,492	12%	559,936	7%	542,257	8%
Accounts receivable (Trade, others)	1,215,026	10%	1,098,624	10%	1,341,749	16%	1,246,724	17%
Inventories	720,836	6%	736,872	7%	451,383	5%	377,419	5%
Other current assets	297,800	3%	320,980	3%	169,366	2%	194,850	3%
Total current assets	3,564,635	30%	3,506,968	32%	2,522,434	31%	2,361,250	33%

Investments and other non-current assets	361,190	3%	345,175	3%	150,117	2%	157,301	2%
Property, plant and equipment, net	7,788,439	66%	7,043,223	64%	5,565,875	67%	4,612,781	64%
Intangible assets, net	36,058	0%	37,712	0%	26,934	0%	27,610	0%

Total assets	11,750,322	100%	10,933,078	100%	8,265,360	100%	7,158,942	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	633,107	5%	552,293	5%	575,617	7%	570,847	8%
Trade accounts and notes payable	651,783	6%	612,255	6%	438,438	5%	402,334	6%
Other payables and accrued liabilities	1,840,072	16%	1,670,054	15%	1,441,381	17%	1,387,180	19%

Total current liabilities	3,124,962	27%	2,834,602	26%	2,455,436	30%	2,360,361	33%

Long-term debt	3,005,875	26%	2,488,016	23%	1,656,606	20%	1,359,359	19%
Other non-current liabilities	54,852	0%	42,318	0%	39,347	0%	28,525	0%

Total liabilities	6,185,689	53%	5,364,936	49%	4,151,389	50%	3,748,245	52%

Common Stock & APIC	2,630,379	22%	2,629,478	24%	1,450,000	18%	1,450,000	20%
Retained Earnings	2,944,967	25%	2,906,533	27%	2,647,595	32%	1,937,022	27%
Capital adjustment	(10,713)	0%	32,131	0%	16,376	0%	23,675	0%

Shareholders’ equity	5,564,633	47%	5,568,142	51%	4,113,971	50%	3,410,697	48%

Total liabilities and shareholders’ equity	11,750,322	100%	10,933,078	100%	8,265,360	100%	7,158,942	100%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2005		2004
	Three months ended Jun 30	Six months ended Jun 30	Three months ended Jun 30	Six months ended Jun 30
Cash flows from operating activities:
Net income	38,434	(56,075)	710,573	1,350,240
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	411,921	814,943	267,320	537,074
Amortization	1,921	3,806	1,804	3,454
Others, net	40,194	55,114	10,090	11,792
Change in operating assets and liabilities:
Change in A/R	(90,196)	(366,708)	(83,605)	(195,770)
Change in inventory	16,108	83,353	(70,443)	(111,941)
Change in A/P	36,217	65,876	41,222	35,185
Change in others	(86,300)	(148,851)	82,251	87,887

Net cash provided by operating activities	368,299	451,458	959,212	1,717,921

Cash flows from investing activities:
Purchase of property, plant and equipment	(965,046)	(1,413,204)	(1,236,035)	(1,966,488)
Proceeds from sales of property, plant and equipment	(266)	(2,427)	0	0
Others, net	(3,407)	(5,761)	(3,038)	(2,986)

Net cash used in investing activities	(968,719)	(1,421,392)	(1,239,073)	(1,969,474)

Cash flows from financing activities:
Financing Activities	576,678	935,794	297,484	307,477
New Equity & Others	0

Net cash provided by financing activities	576,678	935,794	297,484	307,477

Effect of exchange rate change on cash and cash equivalents	4,223	3,874	56	(2)

Net increase (decrease) in cash	(19,519)	(30,266)	17,679	55,922

- These financial statements are provided for informational purposes only

LG.Philips LCD

Net Income Reconciliation to US GAAP

( In millions of KRW)

	2005
	Three months ended Jun 30	Six months ended Jun 30
Net Income under K GAAP	41,044	(37,786)
US GAAP Adjustments	(2,610)	(18,289)
Depreciation of property, plant and equipment	(655)	(1,310)
Amortization of Intellectual Property Rights	9,180	20,986
Adjustment of AR discount loss	653	95
Capitalization of financial interests	(1,252)	(713)
Inventory Valuation effect of US GAAP Adjustments	63	(953)
Pension expense	(709)	265
Income tax effect of US GAAP Adjustments	(4,289)	(30,100)
ESOP	(902)	(1,860)
Convertible bonds (including FX valuation)	(4,007)	(4,007)
Stock appreciation right	(692)	(692)

Net Income under US GAAP	38,434	(56,075)

- These financial statements are provided for informational purposes only

Appendix 2. IR Presentation

Q2 05 Earnings Results

July 11, 2005

Disclaimer

This presentation contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel; and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the Securities and Exchange Commission.

This presentation also includes information regarding our historical financial performance through June 30, 2005, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by Securities and Exchange Commission rules. As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgphilips-lcd.com under the file name Q205 Earnings Presentation.

Agenda

Q2 05 Earnings Results

Performance Highlights

Outlook

32”W

37”W

42”W

47”W

Paju-P7

Q2 05 Earnings Results

Q2 05 Income Statement

KRW b

Q2 05 Q1 05 Q2 04 QoQ change YoY change

2,308

2,169

139

29

442

1

41

2,332

1,487

845

771

1,034

750

701

2,064

2,102

(38)

(135)

269

(157)

(79)

12%

3%

N/A

N/A

64%

N/A

N/A

(1%)

46%

(84%)

(96%)

(57%)

(100%)

(94%)

Revenue

COGS

Gross profit

Operating income

EBITDA

Income before tax

Net income

Margin (%)

6

1

19

2

36

33

44

30

(2)

(7)

13

(4)

8

8

6

6

(30)

(32)

(25)

(28)

Gross margin

Operating margin

EBITDA margin

Net margin

K GAAP (Consolidated)

Source: Unaudited, Company financials

Q2 05 Balance Sheet

KRW b

Q2 05 Q1 05 Q2 04 QoQ change YoY change

11,844

1,331

721

6,131

632

2,957

5,713

40

8,377

560

453

4,140

575

1,649

4,237

39

11,035

1,350

737

5,351

551

2,479

5,684

30

7%

(1%)

(2%)

15%

15%

19%

1%

10

41%

138%

59%

48%

10%

79%

35%

1

Assets

Cash & equivalent

Inventory

Liabilities

Short term debt

Long term debt

Shareholders’ equity

Net debt to equity ratio (%)

Source: Unaudited, Company financials

K GAAP (Consolidated)

Q2 05 Cash Flow

KRW b

Q2 05 Q1 05 Q2 04 QoQ change YoY change

Net income

Depreciation & Amortization

Others

Working capital

Cash flow from operations

CAPEX

Cash flow before financing

Financing activities

Net change in cash

41

423

32

(123)

373

(969)

(596)

577

(19)

701

281

23

(46)

959

(1,239)

(280)

298

18

(79)

415

17

(270)

83

(453)

(370)

359

(11)

120

8

15

147

290

(516)

(226)

218

(8)

(660)

142

9

(77)

(586)

270

(316)

279

(37)

Source: Unaudited, Company financials

K GAAP (Consolidated)

Performance Highlights

Shipments and ASP

ASP**/m² (US$)

Total k m² *

3,000

$4,000

$3,554

$3,500

2,500

$3,000

$2,857

2,000

$2,500

$2,304

$2,085

$2,062

1,500

$2,000

1,096

958

$1,500

771

1,000

560

561

$1,000

500

$500

0

$0

Q1 05

Q4

Q3

Q2 04

Q2

Total K m²

ASP/m²

Source: Company financials

* Net display area shipped

** Quarterly average selling price per square meter of net display area shipped

Revenue: Product Mix

4%

4%

5%

100%

13%

24%

22%

80%

23%

18%

18%

60%

40%

56%

53%

60%

20%

0%

Q1 05

Q2 04

Q2 05

TV

NBPC

MNT

APPL

Source: Company financials

Q2 05 Capacity Update

P6 input capacity averaged 72 K per month for the quarter

Unit: Quarterly input capacity

by Area (k m² )

2100

1800

1500

P6

1200

P5

900

600

P4

300

P1~P3

0

Q105

Q4

Q3

Q204

Q2

Source: Company financials

Cash ROIC

EBITDA margin

Cash ROIC

45%

30%

19%

21%

13%

88%

Q105

Q4

Q3

Q204

Q2

29%

42%

18%

25%

Sales / IC*

197%

Q105

Q4

Q3

Q204

140%

Q2

134%

133%

136%

K GAAP (Consolidated)

Q105

Q4

Q3

Q204

Q2

Source: Unaudited, Company financials

* IC (Invested Capital) equals average of net debt and equity for the designated period ; Quarterly ratios are annualized

Outlook

Outlook

CAPEX schedule (KRW b)

Total Shipments in m2

Q3 05 vs. Q2 05

: Mid teens (%)

ASP per m2

End of Q3 05 vs. End of Q2 05

: Single digit (%)

CAPEX 2006 (E)

3.5 to 4.5 trillion KRW

4,580

3,818

341

3,144

2,212

1,265

1,436

2005(E)

2004

P6

Others

P7

Source: Company financials, Delivery basis

14

Questions and Answers

Appendix

US GAAP Income Statement

KRW b

Q2 05 Q1 05 Q2 04 QoQ change YoY change

Revenue

COGS

Gross profit

Operating income

EBITDA

Income before tax

Net income

2,308

2,159

149

36

437

3

38

2,330

1,469

861

773

1,036

759

711

2,064

2,090

(26)

(126)

272

(148)

(95)

12%

3%

N/A

N/A

61%

N/A

N/A

(1%)

47%

(83%)

(95%)

(58%)

(100%)

(95%)

Margin (%)

6

2

19

2

37

33

44

31

(1)

(6)

13

(5)

7

8

6

7

(31)

(31)

(25)

(29)

Gross margin

Operating margin

EBITDA margin

Net margin

Source: Unaudited, Company financials

US GAAP Balance Sheet

KRW b

Q2 05 Q1 05 Q2 04 QoQ change YoY change

Assets

Cash & equivalent

Inventory

Liabilities

Short term debt

Long term debt

Shareholders’ equity

Net debt to equity ratio (%)

11,750

1,331

721

6,186

633

3,006

5,564

41

8,265

560

451

4,151

576

1,657

4,114

41

10,933

1,350

737

5,365

552

2,488

5,568

30

7%

(1%)

(2%)

15%

15%

21%

0%

11

42%

138%

60%

49%

10%

81%

35%

0

Source: Unaudited, Company financials

US GAAP Cash Flow

KRW b

Q2 05 Q1 05 Q2 04 QoQ change YoY change

711

269

10

(31)

959

(1,238)

(279)

297

18

(95)

405

15

(242)

83

(453)

(370)

359

(11)

133

9

30

118

290

(516)

(226)

218

(8)

(673)

145

35

(93)

(586)

269

(317)

280

(37)

38

414

45

(124)

373

(969)

(596)

577

(19)

Net income

Depreciation & Amortization

Others

Working capital

Cash flow from operations

CAPEX

Cash flow before financing

Financing activities

Net change in cash

Source: Unaudited, Company financials

Net Income Reconciliation to US GAAP

KRW b

Q2 05 Q1 05

Net income under K GAAP

(79)

(16)

(1)

12

(1)

1

(1)

0

1

(26)

(1)

0

0

(95)

41

(3)

(1)

9

1

(1)

0

0

(1)

(4)

(1)

(4)

(1)

38

US GAAP adjustments

Depreciation of PP&E

Amortization of IPR

Adjustment of AR discount loss

Capitalization of financial interests

Inventory valuation effect of US GAAP adjustments

Cash flow hedge account

Pension expense

Income tax effect of US GAAP adjustments

ESOP

Convertible bonds (including FX valuation)

Stock appreciation right

Net income under US GAAP

Source: Unaudited, Company financials

EBITDA Reconciliation

K GAAP (KRW b) Q2 05 Q1 05 Q2 04 QoQ change YoY change

1. Net income

2. Interest expense

3. Interest income

4. Provision (benefit) for income taxes

5. Depreciation of PP&E

6. Amortization of intangible asset

7. Amortization of debt issuance cost

EBITDA (1+2-3+4+5+6+7)

701

8

4

48

269

12

0

1,034

(79)

21

9

(79)

403

12

0

269

120

9

3

39

9

(1)

0

(173)

(660)

22

8

(88)

143

(1)

0

(592)

US GAAP (KRW b) Q2 05 Q1 05 Q2 04 QoQ change YoY change

1. Net income

2. Interest expense

3. Interest income

4. Provision (benefit) for income taxes

5. Depreciation of PP&E

6. Amortization of intangible asset

7. Amortization of debt issuance cost

EBITDA (1+2-3+4+5+6+7)

41

30

12

(40)

412

11

0

442

(673)

21

8

(85)

145

0

1

(599)

(95)

23

9

(53)

403

2

1

272

38

31

12

(36)

412

2

2

437

711

10

4

49

267

2

1

1,036

133

8

3

17

9

0

1

165

EBITDA Reconciliation (Continued)

EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes; depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

LG.Philips LCD makes

Technology you can see!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: July 11, 2005	By: /s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer